UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 49)*

Coca-Cola Consolidated, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Moncia Howard Douglas

Executive Vice President and Global General Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1		NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1		NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.7%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1		NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.7%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1		NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.7%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 49 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company (“TCCC”), as amended by Amendments 1 through 48 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On May 6, 2024, Coca-Cola Consolidated, Inc., a Delaware corporation (“Coke Consolidated”), announced that it was conducting a “Dutch auction” self-tender offer to purchase for cash shares of Common Stock for an aggregate purchase price of not more than $2,000,000,000, subject to the terms and conditions thereof (the “Tender Offer”).

On May 6, 2024, prior to Coke Consolidated’s announcement of the Tender Offer, Carolina Coca-Cola Bottling Investments, Inc., a Delaware corporation and an indirect wholly owned subsidiary of TCCC (“Seller”), and Coke Consolidated entered into a purchase agreement (the “2024 Purchase Agreement”), pursuant to which Coke Consolidated agreed to purchase shares of Common Stock from Seller. Under the terms of the 2024 Purchase Agreement, Coke Consolidated agreed to purchase from Seller a number of shares of Common Stock (the “Seller Shares”) that will cause Seller to beneficially own 21.5% of the issued and outstanding shares of Common Stock (calculated assuming all issued and outstanding shares of Class B Common Stock are converted into Common Stock) immediately following the Closing (as defined in the 2024 Purchase Agreement) (the “Seller Shares”). During the pendency of the 2024 Purchase Agreement, Seller has agreed that it will not, and will cause its affiliates not to, purchase or sell any shares of Common Stock (including any sale of shares in the Tender Offer), except pursuant to the 2024 Purchase Agreement. The Closing under the 2024 Purchase Agreement is subject to certain conditions, including the closing of the Tender Offer and, in the case of Seller’s obligation to close, the purchase price per share in the Tender Offer not being less than $925, and will occur on the eleventh business day following the expiration date of the Tender Offer.

In connection with the 2024 Purchase Agreement, TCCC, Seller (together with TCCC, the “Shareholder”), Coke Consolidated and J. Frank Harrison, III entered into the First Amendment to Amended and Restated Stock Rights and Restrictions Agreement, dated as of May 6, 2024 (the “Stock Rights Agreement Amendment”). Pursuant to the terms of the Stock Rights Agreement Amendment, TCCC will retain its right to nominate a person to sit on the Coke Consolidated board of directors, for so long as Shareholder holds, directly or indirectly, an aggregate number of shares of Common Stock at least equal to the Post Closing Seller Shares. The “Post Closing Seller Shares” shall be calculated as the number of shares of Common Stock held by Seller immediately after the Closing, as such number may be adjusted as set forth in the Stock Rights Agreement Amendment (the “Minimum Amount”). In addition, as long as Shareholder beneficially owns, directly or indirectly, the Minimum Amount, Coke Consolidated has agreed to provide Shareholder certain preemptive rights under which, in the event that Coke Consolidated proposes to issue shares of Common Stock or Class B Common Stock (other than pursuant to equity incentive plans or similar executive compensation arrangements of Coke Consolidated) and such sale or issuance would cause Shareholder to beneficially own less than 21.5% of the aggregate issued and outstanding shares of Common Stock (calculated assuming all issued and outstanding shares of Class B Common Stock are converted into Common Stock), Shareholder will be afforded the opportunity to purchase or otherwise acquire from Coke Consolidated, for the same price and on the same terms as such shares of Common Stock or Class B Common Stock are offered (provided, however, that if the shares of Common Stock or Class B Common Stock are being sold or issued in exchange for anything other than cash, the Board of Directors of Coke Consolidated shall make a good faith determination of the equivalent cash purchase price to be paid by Shareholder), the number of shares of Common Stock that would result in Shareholder beneficially owning 21.5% of the aggregate issued and outstanding shares of Common Stock (calculated assuming all issued and outstanding shares of Class B Common Stock are converted into Common Stock) immediately after the closing of such transaction.

The foregoing descriptions of the 2024 Purchase Agreement and Stock Rights Agreement Amendment are only a summary and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 99.2 and 99.3 to this Amendment No. 49 to the Schedule 13D and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which TCCC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 29.7% of the outstanding shares of Common Stock based upon 8,368,993 shares of Common Stock outstanding on March 18, 2024.

Item 7.    Material to be Filed as Exhibits

Incorporated By
Exhibit	Name	Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Purchase Agreement, dated as of May 6, 2024, by and between Coca-Cola Consolidated, Inc. and Carolina Coca-Cola Bottling Investments, Inc.	Exhibit 10.1 of Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on May 6, 2024.

Exhibit 99.3	First Amendment to Amended and Restated Stock Rights and Restrictions Agreement, dated as of May 6, 2024, by and among The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc., Coca-Cola Consolidated, Inc. and J. Frank Harrison, III	Exhibit 10.2 of Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on May 6, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ John Murphy
Date: May 6, 2024	Name: John Murphy Title: President and Chief Financial Officer

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Mark D. Harris
Date: May 6, 2024	Name: Mark D. Harris Title: Vice President

COCA-COLA OASIS LLC

	By:	/s/ Mark D. Harris
Date: May 6, 2024	Name: Mark D. Harris Title: Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Mark D. Harris
Date: May 6, 2024	Name: Mark D. Harris Title: Vice President

Exhibit Index

Incorporated By
Exhibit	Name	Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Purchase Agreement, dated as of May 6, 2024, by and between Coca-Cola Consolidated, Inc. and Carolina Coca-Cola Bottling Investments, Inc.	Exhibit 10.1 of Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on May 6, 2024.

Exhibit 99.3	First Amendment to Amended and Restated Stock Rights and Restrictions Agreement, dated as of May 6, 2024, by and among The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc., Coca-Cola Consolidated, Inc. and J. Frank Harrison, III	Exhibit 10.2 of Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on May 6, 2024.